SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Enhanced S&P 500® GEAREDSM Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code)

c/o The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Telephone Number (including area code)

(609) 282-7085

Name and address of agent for service of process:

The Corporation Trust Incorporated

300 East Lombard Street

Baltimore, Maryland 21202

Copies to:

Donald C. Burke Vice President, Treasurer and Secretary IQ Investment Advisors LLC 4 World Financial Center, 5th Floor New York, New York 10080	Margery K. Neale, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

YES ☒     NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this registration statement to be duly signed on its behalf in the City of New York and the State of New York on the 16th day of August, 2005.

Enhanced S&P 500® GEAREDSM Fund Inc.

By:	/s/ Mitchell M. Cox

Name:	Mitchell M. Cox
Title:	President

Attest:
/s/ Donald C. Burke

Name:	Donald C. Burke
Title:	Vice President, Secretary and Treasurer